RECEIVED

008 DEC 19 P 12: 25

OF INTERNAT ...
CORPORATE FINANCE





ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256



08006302

16th December, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Allotment of Shares under the Company's Employee Stock Option Schemes

In terms of the Listing Agreement, we write to advise that the Company on 16th December, 2008 has issued and allotted 7,21,290 Ordinary Shares of Re.1/- each, upon exercise of 72,129 Options by Optionees under the Company's Employee Stock Option Schemes.

Consequently, with effect from 16th December, 2008, the Issued and Subscribed Share Capital of the Company stands increased to Rs.377,15,10,530/- divided into 377,15,10,530 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited

PROCESSED

DEC 2 3 2008

THOMSON REUTERS

(B. B. Chatterjee)
Executive Vice President &
Company Secretary


ITC Limited

cc: Securities Exchange Commission
        Division of Corporate Finance
        Office of International Corporate Finance
        Mail Stop 3-9
        450 Fifth Street
        Washington DC 20549
        U.S.A.

cc: Societe de la Bourse de Luxembourg
        11 Avenue de la Porte - Neuve
        L-2227 Luxembourg.

END